Exhibit 99.2

STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2009

GENERAL

The following is management’s discussion and analysis (“MD&A”) of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three and six months ended August 31, 2009, which should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2009.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this MD&A, including any information as to Starfield`s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of nickel, copper, platinum, palladium, and cobalt; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada; business opportunities that may be pursued by the Company; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect the Company`s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Starfield. These factors are discussed in greater detail in the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

NOTE TO U.S. INVESTORS REGARDING RESERVES AND RESOURCE ESTIMATES

The Company is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. The U.S. Securities and Exchange Commission (the “SEC”) has not adopted or approved these definitions for use in the United States.

Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the company. While the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities laws, the SEC does not recognize them, including under its Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. persons are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. persons are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Accordingly, information concerning descriptions of mineralization, resources and reserves contained herein, and in information filed by the Company on SEDAR and EDGAR, may not be comparable to information made public by U.S. companies subject only to the reporting and disclosure requirements of the SEC.

DATE
This MD&A covers the three and six months ended August 31, 2009, and was prepared on October 9, 2009.

OVERALL PERFORMANCE

Introduction

On October 8, 2009, the Company announced that it has completed its acquisition of Nevoro Inc. (“Nevoro”). Nevoro shareholders voted overwhelmingly in support of Starfield’s acquisition at a special meeting held September 29, 2009.

Starfield is a geologically diverse resource company with multiple projects in favourable geographical settings. The Company is conducting advanced exploration on its 100%-owned 625,000-acre Ferguson Lake nickel-copper-platinum-palladium-cobalt property (the “Property”) located in Nunavut, Canada. Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of its property. On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut. On December 15, 2008, the scoping study was updated, and continues to show that the project has positive economics. Potentially large and economically viable deposits, such as Ferguson Lake, are not common, especially in a politically stable environment like Canada.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company completed the acquisition of Nevoro on October 8, 2009.  The three primary assets acquired in the acquisition are as follows:
•
the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producer of platinum group metals;

•
the Moonlight Project, a copper-silver property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and,

•
a portfolio of eight Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.

The Company is continuing to focus its efforts on exploring and developing the Ferguson Lake Property while determining the next steps for exploration and development of its newly acquired properties in Montana, California and Nevada.

Other highlights

On October 5, 2009, Starfield announced the signing of a joint venture agreement with Thanda to advance Starfield’s previously identified diamond exploration program. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture that will focus on the exploration and development of the diamond potential at the Ferguson Lake property by incurring cumulative exploration expenses of $6.5 million over a three year period. After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

On September 9, 2009, the Company announced the results from the detailed airborne geophysical survey flown over the southern part of Starfield’s Ferguson Lake project in Nunavut earlier this year, identifying 14 resistivity anomalies. These anomalies are potentially significant, since their size (greater than 100 metres in diameter), shape and apparent continuation to depth may be indicative of kimberlitic intrusive features.

Financial summary

As at August 31, 2009, Starfield had $0.9 million in cash compared to the February 28, 2009 year end balance of $3.9 million.

The Company had working capital of $1.2 million as of August 31, 2009 (February 28, 2009 - $4.1 million).

The Company’s financial instruments consist of cash, account receivables and refundable deposits, accounts payable plus accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

Other than the announced acquisition of Nevoro discussed above, there were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the three and six month periods ended August 31, 2009.

All dollar values are in Canadian dollars unless otherwise indicated.

Other information

The results of operations reflect the costs of property acquisitions, exploration expenses and costs incurred by the Company in order to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company. General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue. General and administrative costs are reduced by interest earned on bank accounts and short term investments. As of August 31, 2009, the Company had not recorded any revenues from its exploration projects.

OUTLOOK

General economic conditions and the current stock and metals market turmoil continue to have a materially negative impact on the junior resource sector. The ongoing financial crisis is forcing banks to tighten lending activities, impacting the ability of many mining companies to obtain financing for projects. Junior exploration companies typically rely upon equity financing or joint venture partnerships to fund their activities, and it is currently difficult for many mining companies to raise funds. Management has considered how the market conditions have impacted the Company’s viability. At present, Starfield continues to have positive working capital, and with the closing of the Nevoro transaction has sufficient funding to complete its fiscal 2010 and fiscal 2011 exploration programs. If, however, Starfield chooses to expand its exploration programs in a material way, it will require additional funding.

During the six months ended August 31, 2009, funds have been spent to perform additional test work to refine the oxidation and hydrolysis stages of Starfield’s hydrometallurgical process. This additional test work is required to verify the results of the testing that took place last year prior to proceeding with plans for the pilot plant.  The lab test work program in Montreal is in its final stages of completion with the final reported expected to be issued in the third quarter.

Looking forward, Starfield will continue to advance its Ferguson Lake project in a financially prudent way by reducing discretionary expenditures. As of the result of the mineralogical studies on select mineral grains obtained from till samples collected throughout the property and the recently completed airborne geophysical survey covering the Y Lake area, continued exploration programs designed to discover and evaluate potential diamond-bearing kimberlitic intrusives is warranted. Partnering with Thanda on the diamond exploration will allow the Company to continue to focus its exploration efforts on the further evaluation of the known massive sulphide deposit, as well as begin the evaluation of other gold and base metals exploration targets.

The Company continues to advance its environmental testing and permitting in fiscal 2010 (the year to February 28, 2010). In an effort to curtail discretionary spending, Starfield is not fully utilizing its Ferguson Lake camp until such time as additional funds have been secured for the fiscal 2010 exploration program. Upon the return of improved metal, financial and equity markets, Starfield should be in a good position to complete the feasibility study on the Ferguson Lake Project with a view to subsequently beginning construction.

For the remainder of fiscal 2010, the Company will focus on the following priorities:

•	Finalize lab test work for the hydrometallurgical process and develop plans for the building of the pilot plant;
•	Drill a minimum of three holes into the Y Lake anomaly;
•	Perform follow-up exploration work on the gold discovery at Ferguson Lake and drill if warranted;
•	Assist Thanda with a diamond exploration program beginning in the third quarter;
•	Identify targets and commence drilling on the Moonlight Project;
•	Consolidate Stillwater district geologic information;
•	Actively seek a joint venture partner for the chromium exploration in Montana; and,
•	Maintain the Ferguson Lake camp and continue the permitting process.

All dollar values are in Canadian dollars unless otherwise indicated.

FERGUSON LAKE PROJECT

Introduction

With claim blocks spanning over 625,000 acres, and resources containing over 44 million tonnes, the Ferguson Lake Project is the largest base metal (nickel-copper-cobalt) and platinum group metals (“PGM”) project in Nunavut.  Advanced exploration has been conducted by the Company since entering into an option agreement in 1999 whereby Starfield purchased a 100% interest in the mineral claims comprising the Ferguson Lake Property. The Company has undertaken a number of exploratory programs, which have included geological mapping and, prospecting, plus surface and airborne geophysical surveys and diamond drilling. Additionally, Starfield has commenced exploration for diamonds and gold in other areas of its property. By advancing the massive sulphide discovery towards development, and uncovering value in additional areas of its large land holding, Starfield is well positioned to take advantage of future metal markets.

Scoping Study Confirms Economic Potential of Ferguson Lake Project

An updated scoping study, completed by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), was filed on SEDAR on December 15, 2008. The study reflects updated metallurgical testwork results, the effects on capital and operating costs, a discussion of drill results since the last Mineral Resource update, the proposed plant site change to Arviat, the addition of revenue from hematite product, and an updated cash flow with an expanded discussion of commodity price sensitivities. The study shows that the Ferguson Lake project continues to have positive economics, even in the current negative market conditions.

Highlights of this updated scoping study are as follows:

•	Annual production anticipated at 27.5 million pounds of nickel, 43.6 million pounds of copper, 2.9 million pounds of cobalt, 1.4 million tonnes of sulphuric acid, and 1.4 million tonnes of hematite;
•	Resources sufficient to enable operations through 2030;
•	Capital costs estimated to be CDN$1.51 billion; and
•	Hydromet process, with by-product electrical power generation, resulting in very low cost operations.

The Company is pleased that the revised scoping study continues to indicate a viable project at Ferguson Lake. The study was based primarily on the West Zone resource, and did not include the East Zone. The East Zone, which contains 9.5 million tonnes of mineralization, was excluded due to insufficient diamond drilling and grade information. Also excluded was the potential of the low-sulphide PGM. The metals and acid markets are very volatile, and the return on the project will fluctuate accordingly.

The Ferguson Lake project is expected to initially consist of a small open pit mine, followed by transition into an underground mine within one year of operation. Infrastructure will include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. Current plans call for a 285 kilometre pipeline that will transport the slurry from Ferguson Lake to a metallurgical processing plant located on the west coast of Hudson Bay. The two facilities will be connected by an 11-megawatt power line that follows the same path as the slurry pipeline.

All dollar values are in Canadian dollars unless otherwise indicated.

The hydrometallurgical processing plant is expected to extract pure, London Metal Exchange-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at competitive production costs. Unlike most metallurgical extraction processes, this environmentally-friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the leaching of massive sulphides to power both the plant and the mine, with some excess electricity available for potential sale.

The electricity will be produced from steam created as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam to generate electricity. Generating power from the ore itself means that there is no need to import fuel oil to power the plant, and therefore, no greenhouse gases are emitted to the atmosphere. Dr. Bryn Harris, B.Sc., Ph.D., FCIM, FIMMM, C.Eng, is the Qualified Person for the hydrometallurgical process.

A substantial amount of planning and innovation went into this study. The Company’s ability to generate its own electricity results at economical operating costs, and the process plant’s proximity to deep water shipping will make it easier for resupply and by-product transportation.

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to apply the economic considerations that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

Exploration Program

Significant exploration and diamond drilling undertaken in the prior the year was primarily designed to upgrade the confidence in the existing copper-nickel-cobalt sulphide mineralization through a series of interspaced and extended drill holes. Additionally, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further understand the low-sulphide PGM occurrence. The massive sulphides are currently being remodelled, and at the same time, the data for the low sulphide PGM sequence is also being modeled. Preliminary results have been received and the Company is awaiting the final report.

During late April 2009, the Company flew a detailed helicopter-borne geophysical survey designed to further delineate possible diamond and gold targets in the vicinity of the Y Lake Trend. This detailed geophysical program consisted of combined DIGHEM electromagnetic and Horizontal Magnetic Gradiometer surveys totalling 4,729 kilometres. In addition to better defining the complex geology within the survey area, the recently completed processing and interpretation of the data has identified 14 resistivity anomalies. These anomalies are potentially significant, since their size (greater than 100 metres in diameter), shape and apparent continuation to depth may be indicative of kimberlitic intrusive features. Anomaly M4 is particularly encouraging since it is located approximately 1.5 kilometres up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies performed by SGS Mineral Services. Additional ground reconnaissance work, rock-chip sampling of targeted areas and closely spaced follow-up till sampling would be the next steps for each of the identified anomalies. Additional diamond drilling will also take place, if warranted, on the most prospective targets to determine if they are diamondiferous. This exploration program will be funded through Starfield’s arrangement with Thanda.

All dollar values are in Canadian dollars unless otherwise indicated.

Hydrometallurgical Testing

In 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flow sheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressure, thus eliminating the need for a pressure leaching system. The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process. In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at the SGS laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

In 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process. During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing a high quality hematite and simultaneously recovering a high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project. Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal. Initial results are encouraging, and further testing is planned.

Preliminary results show:

•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This is a key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,
•
The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed on SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been abandoned and replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

All dollar values are in Canadian dollars unless otherwise indicated.

The hydrometallurgical test work performed in fiscal 2009 by Dr. Harris regarding the oxidation and hydrolysis process steps has been further evaluated in fiscal 2010 through test work performed in Montreal with Hatch Engineering acting in an oversight role. Upon the successful completion of this test work and the preparation of the final report, Starfield will finalize the pilot plant flow sheet and proceed with the engineering of the pilot plant.  It is anticipated that this work will commence in the first quarter of fiscal 2011 (March 1, 2010 to February 28, 2011) retaining Hatch Engineering as the pilot plant engineer.

ACQUISTION OF NEVORO INC.

On October 8, 2009, the Company announced that is has completed its acquisition of Nevoro Inc. (“Nevoro”). Nevoro shareholders voted overwhelmingly in support of Starfield’s acquisition at a special meeting held September 29, 2009. As a result, Starfield has acquired the Stillwater Project located in Montana, the Moonlight Project located in northeastern California, and eight exploration properties located in Nevada.

The Stillwater Project, comprising approximately 4,070 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the eastern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. On August 26, 2009, an additional 9,680 acres was added through a purchase and sale agreement with Beartooth Platinum Corporation (“Beartooth”). The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGM elements have been recognized. Historical resources were defined on the properties but are not in compliance with NI 43-101. Starfield’s priority is to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth, and to actively seeking a joint venture partner to further explore the chromium potential on the properties.

The Company also holds the Moonlight Project. The Moonlight Project is located approximately 140 kilometres northwest of Reno, Nevada in Plumas County, northeastern California, totalling approximately 8,900 acres. The project occurs in a structurally complex area at the northernmost end of the Sierra Nevada Batholith, in a complex intrusive rock body known as the Lights Creek Stock. It is part of the Plumas Copper Belt, site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the 1930s. There are three advanced targets with historical resources, Superior, Engels and Moonlight Valley. Only Moonlight Valley has a NI 43-101 compliant indicated resource of approximately 161 million tons at 0.324% copper per ton and inferred resources of 88 million tons at 0.282% copper per ton. The Company’s priority is to identify target areas and begin a drilling program to bring the resources up to NI 43-101 standards.

Finally, there are eight Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator, who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement. The agreement will allow Golden Predator to acquire up to a 75% interest in the portfolio of the eight Nevada properties. The additional 24% interest can be earned-in by spending an additional US$3.0 million on the properties during a three year period. A letter of intent with respect to the joint venture agreement was signed on May 22, 2009.

All dollar values are in Canadian dollars unless otherwise indicated.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters:

Quarter ended	2009 Aug 31 Q2	2009 May 31 Q1	2009 Feb 28 Q4	2008 Nov 30 Q3	2008 Aug 31 Q2	2008 May 31 Q1	2008 Feb 29 Q4	2007 Nov 30 Q3
Total revenue	-	-	-	-	-	-	-	-
Net loss, CDN GAAP	(399)	(501)	(1,146)	(587)	(421)	(988)	(3,446)	(4,322)
Deferred mineral property costs	687	1,861	1,910	8,280	11,054	7,471	2,484	5,209
Cash	915	2,225	3,899	7,209	17,008	24,489	10,915	13,581
Basic and diluted loss per share, CDN GAAP	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)
Weighted average number of shares	332,686	332,686	323,681	323,476	323,220	302,579	298,702	283,364

Note: the above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars, and weighted average numbers of shares, which are in thousands.

SELECTED ANNUAL INFORMATION

$, in thousands except for per share data	February 28, 2009	February 29, 2008	February 28, 2007
Cash and cash equivalents	3,899	10,915	506
Mineral properties, deferred exploration, and development expenditures	105,379	76,664	63,581
Working capital	4,136	10,819	(1,913)
Sales	-	-	-
Loss before income taxes	3,976	13,013	4,613
Net loss	3,142	11,840	2,100
Basic and fully diluted loss per share	(0.01)	(0.04)	(0.01)
Total assets	111,046	90,315	65,064
Dividends	-	-	-

Note: The above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars.

All dollar values are in Canadian dollars unless otherwise indicated.

Three months ended August 31, 2009 compared to the three months ended August 31, 2008

Deferred exploration costs incurred in the three months ended August 31, were as follows:

	3 months ended August 31, 2009 ($000’s)	3 months ended August 31, 2008 ($000’s)
Maintenance costs	96	16
Compensation	342	2,167
Aircraft support including helicopter moves	65	1,525
Diamond drilling	-	1,735
Camp support costs including fuel	11	3,784
Analytical and geophysical services	173	1,827
Accrual basis expenditures, included in balance sheet	687	11,054
Adjusted for non-cash expenditures and amounts unpaid at the end of the quarter	(5)	(4,733)
Amounts disclosed per the statement of cash flows	682	6,321

Deferred exploration expenditures incurred during the three months ended August 31, 2009 were $5.6 million lower than during the corresponding period in the prior year due to the reduced exploration programs in the current quarter. Compensation costs have decreased primarily due to a reduction in the amount of capitalized stock-based compensation compared to the prior year’s quarter in addition to a significant decrease in the number of personnel at the camp site. Starfield did not fully utilize its Ferguson Lake camp during the second quarter of fiscal 2010. As a result, there was a decrease in aircraft support and camp support costs for the period ended August 31, 2009. No drilling program commenced in the current quarter, as the Company was awaiting the results of the DIGHEM survey completed in early May 2009. This is compared to the significant drilling program that took place in the second quarter of the prior fiscal year. Analytical costs were higher in the prior year’s quarter as the Company was analyzing till samples, assays, performing geophysical work in addition to a substantial increase in work on the hydrometallurgical process compared to a reduced program in the current year.

All dollar values are in Canadian dollars unless otherwise indicated.

Quarterly general and administrative expenditures incurred were as follows:

	3 months ended August 31, 2009 ($000’s)	3 months ended August 31, 2008 ($000’s)
Consulting	-	5
Directors’ fees	69	60
Investor relations	40	208
Legal and audit	55	111
Management compensation	114	158
Rent and office	90	51
Transfer and regulatory fees	24	24
Travel and conferences	-	32
	392	649

General and administrative expenses for the three months ended August 31, 2009 decreased $0.3 million over the corresponding three months of the previous year due to the combination of the following changes:

•
Investor relations expenses have decreased significantly in the current quarter as management has actively reduced all discretionary expenditures compared to an analyst tour to the Ferguson Lake site in the prior year;

•	Legal and audit expenses decreased in the current quarter due to management’s efforts to reduce all discretionary expenditures;
•
Management compensation charges were lower in the three month period ended August 31, 2009 as eligible employees elected to receive a portion of their compensation in deferred compensation units (“DCUs”) thereby reducing the current period’s compensation expense;

•	Rent and office fees have increased due to increased insurance coverage and higher rent costs in the current period compared to the same period last year; and,
•	Travel and conferences substantially decreased over the same period in the prior year due to a concerted effort by management to curtail discretionary expenditures.

During the three months ended August 31, 2009, the Company granted no stock options (August 31, 2008 - 400,000) to directors, employees and consultants. The Company recognized $0.09 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.08 million of the expense was capitalized to mineral properties (August 31, 2008 - $1.1 million, $1.0 million capitalized). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

Under the plan, eligible employees and directors, as determined by the board of directors, will receive a portion of their compensation in DCUs in lieu of a cash payment. Eligible employees and directors agreed to take a salary reduction to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010, or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at their fair market value by March 1, 2011.

All dollar values are in Canadian dollars unless otherwise indicated.

During the quarter ended August 31, 2009, 868,296 DCUs were issued, and $0.2 million was recorded to stock-based compensation expense, of which $0.1 million was capitalized to the compensation category under mineral properties. The outstanding DCUs were marked-to-market at August 31, 2009, and as a result of the decrease in Starfield’s share price, $0.08 million was credited to stock-based compensation expense, of which $0.04 million was capitalized to the compensation category under mineral properties.

Six months ended August 31, 2009 compared to the six months ended August 31, 2008

Deferred exploration costs incurred in the six months ended August 31, were as follows:

	6 months ended August 31, 2009 ($000’s)	6 months ended August 31, 2008 ($000’s)
Maintenance costs	183	66
Compensation	1,046	4,668
Aircraft support including helicopter moves	65	3,260
Diamond drilling	-	2,366
Camp support costs including fuel	277	5,446
Analytical and geophysical services	918	2,719
Accrual basis expenditures, included in balance sheet	2,489	18,525
Adjusted for non-cash expenditures and amounts unpaid at the end of the quarter	(593)	(6,781)
Amounts disclosed per the statement of cash flows	1,896	11,744

Deferred exploration expenditures incurred during the six months ended August 31, 2009 were $9.8 million lower than during the corresponding period in the prior year due to the reduced exploration programs in the current fiscal year. Compensation costs have decreased primarily due to a reduction in capitalization of stock-based compensation compared to the prior year in addition to a significant decrease in the number of personnel at the camp site. Starfield did not fully utilize its Ferguson Lake camp during the first half of fiscal 2010. As a result, there was a decrease in aircraft support and camp support costs for the period ended August 31, 2009. No drilling program has taken place in the current fiscal year as the Company was awaiting the results of the DIGHEM survey. This is compared to the start of a significant drilling program that took place in the first half of the prior fiscal year. Analytical costs were lower compared to the first half of the prior year as Starfield has a reduced exploration program with no assays expenditures and fewer costs required to advance its hydrometallurgical process.

All dollar values are in Canadian dollars unless otherwise indicated.

General and administrative expenditures incurred for the six months ended August 31, were as follows:

	6 months ended August 31, 2009 ($000’s)	6 months ended August 31, 2008 ($000’s)
Consulting	5	51
Directors’ fees	123	87
Investor relations	55	253
Legal and audit	79	232
Management compensation	268	237
Rent and office	224	153
Transfer and regulatory fees	60	102
Travel and conferences	38	142
	852	1,257

General and administrative expenses for the six months ended August 31, 2009 decreased $0.4 million over the corresponding six months of the previous year due to the following changes:

•	Consulting fees were significantly lower as fees in the prior year were for search costs associated with the hiring of the VP, Exploration, with no comparable expenditures in the current year;
•
Directors’ fees increased in the current period due to an increased number of meetings as a result of the Nevoro transaction relative to the same period in the prior year in which there was no similar transaction;

•
Investor relations expenses have decreased in the current quarter as management has actively reduced all discretionary expenditures. In the prior year, expenditures included an analyst tour to the Ferguson Lake site, with no comparable expenditure in this fiscal year;

•
Legal and audit expenses decreased in the first half of the current fiscal year due to management’s efforts to reduce discretionary expenses. In addition, there was a decrease in accounting services fees as compared to the prior year;

•
Management compensation charges were higher in the six month period ended August 31, 2009, due primarily to the reversal of an accounting accrual in the period ended August 31, 2008.  Compensation costs in the current period include two additional employees compared to the prior year. This increase is partially offset by eligible employees who elected to receive a portion of their compensation in DCUs;

•	Rent and office fees have increased due to increased insurance coverage and higher rent costs in the current period compared to the same period last year;
•
Transfer and regulatory fees decreased over the same period in the prior year primarily due to additional listing fees, relating to the Q1 2009 financing charged by the TSX in the prior year.  There was no similar transaction in the current year; and,

•	Travel and conferences substantially decreased over the same period in the prior year due to a concerted effort by management to curtail discretionary expenditures.

During the six months ended August 31, 2009, the Company granted no stock options (August 31, 2008 - 1,650,000) to directors, employees and consultants. The Company recognized $0.3 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.2 million of the expense was capitalized to mineral properties (August 31, 2008 - $2.9 million, $2.2 million capitalized). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

All dollar values are in Canadian dollars unless otherwise indicated.

During the six months ended August 31, 2009, 1,736,592 DCUs were issued, and $0.4 million was recorded to stock-based compensation expense, of which $0.2 million was capitalized to the compensation category under mineral properties. The outstanding DCUs were marked-to-market at August 31, 2009, and as a result of the decrease in Starfield’s share price, $0.03 million was credited to stock-based compensation expense, of which $0.02 million was capitalized to the compensation category under mineral properties.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

Since Starfield is an advanced exploration stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities. As described above, advanced exploration stage companies are heavily reliant on the equity market to fund activities, usually through private placements. Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders. Starfield is considering all available alternatives, given appropriate pricing and other market conditions. However, it is currently uncertain, given the current economic and market conditions, whether such initiatives will be successful in generating sufficient cash flow to finance exploration activities.

As at August 31, 2009, Starfield had $0.9 million in cash (February 28, 2009 - $3.9 million) and working capital of $1.2 million (February 28, 2009 - $4.1 million). Included in this amount is approximately $0.1 million of flow-through funds that the Company is obligated to spend on exploration by December 31, 2009. The decrease in cash and working capital at August 31, 2009 compared to February 28, 2009, is primarily a result of funding the exploration program, maintaining the camp and the continuing development of the hydrometallurgical process during the current fiscal year.

While Starfield has modest working capital requirements, all efforts are being made to reduce all discretionary expenditures. As a result of this initiative, beginning in May 2009, a significant portion of senior management salaries has been deferred, and directors have agreed to defer fifty percent of their annual fees. The salaries and fees will be paid out when financial conditions improve. The aggregate amount of such expenses accrued, but which will not be cash settled until such improvement, is approximately $0.1 million for the six months ended August 31, 2009.

There are 1.2 million warrants outstanding at August 31, 2009, (February 28, 2009 - 1.2 million) at a weighted average exercise price of $1.24, which, if fully exercised, would raise almost $1.5 million (February 28, 2009 - $1.5 million). The dollar value contribution of only in-the-money warrants is $nil.

There are also 18.8 million share purchase options outstanding at August 31, 2009, (February 28, 2009 - 19.4 million) with a weighted average exercise price of $0.96 that would contribute approximately $18.0 million (February 28, 2009 - $18.8 million) if exercised in full. The dollar value contribution of only in-the-money options is $nil.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest-bearing cash balances.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $0.7 million in cash, which is held at the Royal Bank of Canada in Toronto.  This cash balance does not include the cash held in Nevoro which was acquired on October 8, 2009. Although the current financial markets are generally poor, Starfield continues to consider opportunities for equity financing or joint venture partnerships.

As of the date of this MD&A, the Company had entered into the following non-discretionary contractual financial obligations:

Item ($, in thousands)	Total	Less than 1 year	1-3 years	More than 3 years
Toronto office lease	768	179	557	32
Kivalliq Inuit Association commercial lease	192	96	96	-
Capital leases for equipment	30	30	-	-
Total contractual obligations	990	305	653	32

Starfield’s receivables are mainly comprised of GST recoveries.

Prepaid expenses and deposits consist primarily of $0.3 million on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, and $0.1 million of prepaid insurance.

Other

Starfield is not aware of any undisclosed commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are, in many instances, unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging additional equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's current exploration activities or to meet and to fund current mineral development activities.

All dollar values are in Canadian dollars unless otherwise indicated.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital. Companies actively exploring in the Ferguson Lake area include, amongst others, De Beers Canada Exploration Inc., Rio Tinto and BHP Billiton Diamonds Inc.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Title Matters

Title to, and the area of, mining concessions may be disputed. Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully develop and operate the Ferguson Lake property. The Company will actively seek financing from time to time to develop the Ferguson Lake project; however, the availability, amount and timing of the financing is not certain at this time.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

All dollar values are in Canadian dollars unless otherwise indicated.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations), and it may not achieve its business objectives.

The Company has No History of Operations

The Company has no history of development on its Ferguson Lake property. The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work.  Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the advanced exploration stage, and such advanced exploration is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The occurrence of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and operations.

The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium and cobalt. The prices of these metals fluctuate, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavourable change in these factors could cause the Company’s revenues, operations and financial condition to be materially adversely affected.

The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

All dollar values are in Canadian dollars unless otherwise indicated.

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

In addition, the current and future operations of the Company, from current exploration through to future development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in development of its mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which potentially could make operations expensive or prohibit them altogether. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set for limitation on the generation, transportation, storage and disposal of sold and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or prevent operations all together.  Environmental hazards may exist (on the properties on which the Company holds and will hold interests) which are unknown to the Company at present and which have been caused by previous or existing owner or operation of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting, continuing or proceeding with planned exploration or development of the Resource Property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the development of resource properties may be required to compensate those suffering loss or damage by reason of the mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company does not Pay Dividends

The Company has never paid a cash dividend. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The metal markets for nickel, copper, platinum and palladium demonstrate considerable volatility, and the Company is unable to predict future metal prices with any certainty.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended August 31, 2009, the Company had one transaction with a related party.  Ross Glanville & Associates Ltd., a company owned by a director of Starfield, was engaged to perform consulting work. Fees of $5,000 were incurred.

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

PENDING TRANSACTION

To the best of management’s knowledge, other than disclosed above, there are no other pending transactions that will materially affect the performance or operation of the Company.

SIGNIFICANT ACCOUNTING POLICIES

i.	Deferred mineral properties

The costs of exploration are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life. During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. To date, no significant disturbances have occurred. Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale. The Company’s recorded value of its deferred mineral properties is based on historical costs that are expected to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and there is always the potential for a material adjustment to the value assigned to these assets. Such risks also extend to the evaluation of fair values of net assets upon acquisition.

All dollar values are in Canadian dollars unless otherwise indicated.

ii.	Stock based compensation

The Company follows the fair value method of accounting for its stock-based compensation. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model that takes into account the exercise price, expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield, and the risk free interest rate for the term of the option/warrant. These assumptions are based on the current market conditions at the time of the option grant. Assumptions can vary widely from grant to grant which can materially affect the fair value calculated. The associated fair value is recognized over the vesting period as an expense charged to the statement of operations or capitalized to mineral properties. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

Recent Accounting Pronouncements

Other than as disclosed in the February 28, 2009 audited financial statements and as described in the following paragraph, there are no new accounting pronouncements that are expected to impact the Company.

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new standards which may affect the financial disclosures and results of operations of the Company.

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 29, 2011. A high level analysis is underway to identify areas affected by the change. The impact of the transition to IFRS on the Company’s financial statements is currently being assessed. Training in IFRS for key accounting staff commenced during 2008 and the audit committee has made the conversion to IFRS as a standard agenda item for its quarterly meetings. The Company will provide disclosures of the key element of its plan and progress on this transition as the information becomes available during the transition period.

In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. It provides the Canadian equivalent to IFRS 3. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company will assess the impact of this section prior to implementation.

Also in October 2008, the CICA issued Handbook Sections 1601, Consolidated Financial Statements and 1602, Non-controlling Interests to replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statement whereas Section 1602 establishes standards to provide guidance on accounting for non-controlling interests subsequent to a business combination. It is equivalent to the corresponding provisions found in International Accounting Standards (“IAS”) 27. This is effective for fiscal years beginning on or after January, 2011. The Company does not expect these standards to have any material impact on its financial statements.

All dollar values are in Canadian dollars unless otherwise indicated.

OTHER

Shares issued and outstanding

As at October 9, 2009, the Company had 480,834,971 shares issued and outstanding as well as 33,332,404 million options and 29,595,494 million warrants. The exercise of all outstanding options and warrants would generate cash proceeds of $38.6 million. The dollar value contribution of only in-the-money options and warrants would be approximately $nil.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and deferred mineral costs is provided in the Company’s statement of operations and the accompanying notes contained in its audited financial statements for February 28, 2009 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of the Company's internal controls over financial reporting (“ICFR”) as of August 31, 2009, pursuant to the requirements of National Instrument 52-109.

There has been no change in the Company’s ICFR during the quarter ended August 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The audit committee members and the board of directors of Starfield have approved the disclosure contained in this quarterly MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com.

All dollar values are in Canadian dollars unless otherwise indicated.